UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sealed Air Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

81211K100

(CUSIP Number)

Clayton, Dubilier & Rice Fund VIII, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5200

Copy to:

Jonathan E. Levitsky

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 3, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81211K100		13G

1	Name of Reporting Person. Clayton, Dubilier & Rice Fund VIII, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares

	6	Shared Voting Power 13,998,342 Shares (see Item 4)

	7	Sole Dispositive Power 0 Shares

	8	Shared Dispositive Power 13,998,342 Shares (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,998,342 Shares (see Item 4)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.3% (1)

12	Type of Reporting Person (See Instructions) PN

(1) Based on 191,935,504 shares of common stock, par value $0.10 per share (“Shares”), of Sealed Air Corporation, a Delaware corporation (the “Issuer”), outstanding on October 3, 2011.

CUSIP No. 81211K100		13G

1	Name of Reporting Person. CD&R Friends & Family Fund VIII, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares

	6	Shared Voting Power 35,451 Shares (see Item 4)

	7	Sole Dispositive Power 0 Shares

	8	Shared Dispositive Power 35,451 Shares (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,451 Shares (see Item 4)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.02% (1)

12	Type of Reporting Person (See Instructions) PN

(1) Based on 191,935,504 Shares outstanding on October 3, 2011.

CUSIP No. 81211K100		13G

1	Name of Reporting Person. CD&R Associates VIII, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares

	6	Shared Voting Power 14,033,793 Shares (see Item 4)

	7	Sole Dispositive Power 0 Shares

	8	Shared Dispositive Power 14,033,793 Shares (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,033,793 Shares (see Item 4)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.3% (1)

12	Type of Reporting Person (See Instructions) CO

(1) Based on 191,935,504 Shares outstanding on October 3, 2011.

CUSIP No. 81211K100		13G

1	Name of Reporting Person. CD&R Associates VIII, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares

	6	Shared Voting Power 14,033,793 Shares (see Item 4)

	7	Sole Dispositive Power 0 Shares

	8	Shared Dispositive Power 14,033,793 Shares (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,033,793 Shares (see Item 4)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.3% (1)

12	Type of Reporting Person (See Instructions) PN

(1) Based on 191,935,504 Shares outstanding on October 3, 2011.

CUSIP No. 81211K100		13G

1	Name of Reporting Person. CD&R Investment Associates VIII, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares

	6	Shared Voting Power 14,033,793 Shares (see Item 4)

	7	Sole Dispositive Power 0 Shares

	8	Shared Dispositive Power 14,033,793 Shares (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,033,793 Shares (see Item 4)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.3% (1)

12	Type of Reporting Person (See Instructions) CO

(1) Based on 191,935,504 Shares outstanding on October 3, 2011.

Item 1.
(a)	Name of Issuer Sealed Air Corporation
(b)	Address of Issuer’s Principal Executive Offices 200 Riverfront Boulevard Elmwood Park, New Jersey 07407-1033

Item 2.
(a)	Name of Person Filing

This Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”): (i) Clayton Dubilier & Rice Fund VIII, L.P. (ii) CD&R Friends & Family Fund VIII, L.P. (iii) CD&R Associates VIII, Ltd. (iv) CD&R Associates VIII, L.P. and (v) CD&R Investment Associates VIII, Ltd.

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 99.1 hereto.

(b)	Address of Principal Business Office

The address for each of the Reporting Persons is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands, British West Indies.

(c)	Citizenship of each Reporting Person Each of the Reporting Persons is organized under the laws of the Cayman Islands.
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 81211K100
Item 3.
Not applicable.

Item 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Shares, as of October 3, 2011.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Clayton Dubilier & Rice Fund VIII, L.P.	13,998,342	7.3%	0	13,998,342	0	13,998,342
CD&R Friends & Family Fund VIII, L.P.	35,451	0.02%	0	35,451	0	35,451
CD&R Associates VIII, Ltd.	0	0.00%	0	14,033,793	0	14,033,793
CD&R Associates VIII, L.P.	0	0.00%	0	14,033,793	0	14,033,793
CD&R Investment Associates VIII, Ltd.	0	0.00%	0	14,033,793	0	14,033,793

Clayton Dubilier & Rice Fund VIII, L.P.  (“Fund VIII”) and CD&R Friends & Family Fund VIII, L.P.  (together with Fund VIII, the “CD&R Funds”) are the beneficial owners of 13,998,342 and 35,451 Shares, respectively.  Each of the CD&R Funds is a private investment fund.  CD&R Associates VIII, Ltd. is the general partner of each of the CD&R Funds.  CD&R Associates VIII, Ltd.’s sole shareholder is CD&R Associates VIII, L.P.  CD&R Associates VIII, L.P.’s general partner is CD&R Investment Associates VIII, Ltd.  Accordingly, each of CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd. may be deemed to be beneficial owners of the Shares shown as beneficially owned by the CD&R Funds.  Each of CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd. expressly disclaim beneficial ownership of the Shares in which the CD&R Funds have beneficial ownership.

Each of CD&R Associates VIII, Ltd. and CD&R Investment Associates VIII, Ltd. is managed by a three person board of directors, and all board action relating to the voting or disposition of the Shares shown as beneficially owned by the CD&R Funds requires approval of a majority of the applicable board.  Joseph L. Rice, III, Donald J. Gogel and Kevin J. Conway, as the directors of each of CD&R Associates VIII, Ltd. and CD&R Investment Associates VIII, Ltd., may be deemed to share beneficial ownership of the Shares shown as beneficially owned by the CD&R Funds.  Such persons expressly disclaim beneficial ownership of the Shares in which the CD&R Funds have beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2011

CLAYTON, DUBILIER & RICE FUND VIII, L.P.

By:	CD&R Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R FRIENDS & FAMILY FUND VIII, L.P.

By:	CD&R Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, L.P.

By:	CD&R Investment Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

INDEX TO EXHIBITS

Exhibit No.	Description

99.1

Joint Filing Agreement, dated as of October 12, 2011, by and between Clayton Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd.